Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b)(2) of the United States

Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 001-31318

Date: December 1, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

30 November 2004

Nothing prevents Harmony from applying to interdict the implementation of the proposed IAMGold transaction

Harmony today met with the Judge President of the Supreme Court of Appeal with a view to convening an urgent court to hear the appeal against the Competition Appeal Court order handed down on Friday 26 November 2004.

Following this consultation, the Judge President has taken the view that it is not necessary to convene an urgent court to hear the matter for the following reasons:

•	the resolutions in respect of the proposed IAMGold transaction at the general meeting of Gold Fields to be held on 7 December 2004 (the “Gold Fields general meeting”) may or may not be approved, regardless of whether Harmony votes the shares it acquired under the early settlement offer (the “Harmony shares”);

•	if the resolutions in respect of the proposed IAMGold transaction are approved at the Gold Fields general meeting, but would not have been approved had Harmony been able to vote the Harmony shares, then there would be nothing to prevent Harmony from applying to the High Court to interdict the implementation of the proposed IAMGold transaction until such time as its appeal in relation to the Competition Appeal Court order has been decided; and

•	the Judge President will consider convening a court in January 2005 to hear the appeal should this still be required.

In addition, Harmony is of the view that, as Harmony has already applied for leave to appeal, the judgement of the Competition Appeal Court has been suspended and accordingly Harmony is entitled to vote the Harmony shares at the Gold Fields general meeting, which it fully intends to do.

Issued by (direct line, mobile, email):

Harmony Gold
Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations
Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications
Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44 207 269 7216	+44 7866 438 013	charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc
Daniel Burch	+212 929 5500		proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

In connection with the proposed merger, Harmony will file with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for the remainder of Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony will send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.